Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Files Technical Report on Palmilla Deposit

- Adds Additional Resources of 502,800 Gold Equivalent Ounces –

Vancouver, BC – December 19, 2012: Further to its news release of October 30, 2012, Petaquilla Minerals Ltd. ("Petaquilla" or the “Company”) announces that it has filed a National Instrument 43-101 ("NI 43-101") compliant Technical Report on the Palmilla Gold Project dated December 11, 2012 (the “Technical Report”). The Palmilla deposit is located on the Belencillo concession and associated with the Company’s Molejon gold operations in the Donoso District, Colon Province, Republic of Panama.

Mineral Resource Estimates

The NI 43-101 compliant Pit Constrained mineral inferred resource in the Palmilla deposit are estimated to contain approximately 19.7 Mt of inferred resources of gold as summarized in Table 1 below.

Table 1 2012 Palmilla Whittle Shell Inferred Resource Estimate at 0.1 g/t Gold Cut-off
Tonnes in Whittle Shell	Contained Gold	Contained Copper	Contained Silver	Gold Equivalent
	Grade/Ounces	Grade / Pounds	Grade/Ounces	Ounces
19,725,000	0.50 g/t / 318,500	0.18% / 80.368 M	0.54 g/t / 345,600	502,800

Note: Gold equivalent is calculated at Gold US$1,600/ounce, Copper US$3.54/pound and Silver US$30/ounce. Resource based on drill values only. Resource estimate effective date is October 26, 2012. Drill hole samples from 2012 were analyzed by ALS Chemex of North Vancouver, BC. Historical project drill hole samples were analyzed by TSL Laboratories of Saskatoon, SK.

Qualified Persons

The Technical Report was prepared by Behre Dolbear & Company Limited. The Qualified Persons were Messrs. Rejean Sirois and Andrew Phillips as well as Dr. Dion Brandt, all of whom are independent of the Company and have reviewed and approved the numbers included in this press release. Dr. Andrew J. Ramcharan, the Company's internal qualified person, has current knowledge of the project and has reviewed and approved the content of this press release.

About Petaquilla Minerals Ltd. – Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama—a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.